UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **November 11, 2016**

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**001-32244**	**58-1407235**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

96 Cummings Point Road, Stamford, CT 06902
(Address of Principal Executive Offices) (Zip Code)

(203) 358-8000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The information in this report, including the exhibit, is being furnished pursuant to Item 7.01 of Regulation S-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

Certain executive officers of Independence Holding Company (the "Company") will address stockholders at the Company's previously announced 2016 Annual Meeting of Stockholders on November 11, 2016 (the "Annual Meeting"). The Company is furnishing as Exhibit 99.1 to this report the business presentation that will be made available at the Annual Meeting.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

        99.1   Business Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Dated: November 11, 2016

By: /s/ Loan Nisser
    Name: Loan Nisser
    Title: Vice President and Secretary


THE IHC GROUP
2016
Annual Meeting
of Stockholders
November 11, 2016
Independence Holding Company
© 2016 The IHC Group

THE IHC GROUP



IHC at a Glance

- ❑ Specialty health and group life & disability insurance company
- ❑ Founded in 1980, publicly traded on the NYSE
- ❑ Three carriers rated A- (Excellent) by A.M. Best
  - ➤ Standard Security Life (New York)
  - ➤ Madison National Life (Wisconsin)
  - ➤ Independence American Insurance (Delaware)
- ❑ Comprehensive specialty benefit product suite
  - ➤ Top three writer of short-term medical
  - ➤ Top six market share in NY DBL business
  - ➤ Top six writer of pet insurance in the U.S.
- ❑ Vertically integrated infrastructure (from administration to distribution) supporting most products
- ❑ Management team with average tenure of 25+ years

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THE IHC GROUP

Carriers

Standard Security Life Insurance Company

Madison National Life Insurance Company

Independence American Insurance Company

Administration, Pricing and Program Management

IHC Carrier Solutions (Specialty Health)

Standard Security Life Insurance Company (DBL)

Madison National Life Insurance Company (Life and Disability)

Distribution

IHC Specialty Benefits (Specialty Health)

Aspira A Más (Latino)
HealtheDeals.com (D2C)
PetPlace.com (Pets)
HED Advisors (Career)
Call Centers
Abacus (Worksite)

Standard Security Life Insurance Company (DBL)

Madison National Life Insurance Company (Life and Disability)

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THE IHC GROUP



Executive Summary

❑ The Company has transformed its business into a specialty benefit franchise with niche specialty health and group LTD, DBL and life businesses

❑ 2016 has been a transition year as legacy businesses run-off (e.g., stop-loss) and as management continues to execute on its plan to redeploy excess capital through strategic investments in distribution and onboarding of new distribution partnerships

❑ Several of the management growth initiatives will come to fruition in 2017

❑ Well-positioned to leverage changes expected in health insurance marketplaces

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 THE IHC GROUP

Multi-channel Distribution Network with Long-standing Relationships

Projected
<u>2016 NP</u>
$242M



27%
13%
60%

■ Specialty Health
■ DBL
■ Group Life & LTD

Distribution Highlights

Short-Term Medical
➢ Key distribution partners: web-based entities, large national payers, general agents, call centers, career agency and TeleBrokerage

DBL
➢ Nine large general agents with 5,000 brokers collectively write $25.2M in premium

Group Life & LTD
➢ Main distribution partner (Midwest MGU) with expansion opportunity with other distribution partners and niches

Pet Insurance
➢ All pet insurance business is currently administered, and mostly all produced, by one TPA under a mutually exclusive agreement
➢ Recently purchased PetPlace.com and negotiating new distribution and TPA deals for 2017

Dental
➢ Key distribution partners: web-based entities, call centers, career agency and TeleBrokerage

Limited Benefit and Hospital Indemnity
➢ Key distribution partners: web-based entities, large national payers, general agents, call centers and career agency

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Varied Distribution Sources

Brokerage
General Agents
12 Company-owned GAs

Direct-to-Consumer
HealtheDeals.com
HealtheDeals Family and
Call Center
HealthInsurance.org
PetPlace.com

Worksite
Abacus

Private Label
Blue Cross
Organizations
Large National Payers
Midwest MGU for LTD

Aspira A Más
Focused on Hispanic
Market

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2016 IHC Accomplishments

❑ Stop-loss
  ➢ Sold IHCRS for $152.5M with a gain of $110M

❑ Took AMIC Private

❑ IHC Parent Much Stronger
  ➢ $440M GAAP equity at 6/30/16 vs. $323M at 12/31/15
  ➢ Retired $38.2M Trust Preferred – no debt as of 12/31/16
  ➢ $90M cash at corporate entities after retirement of Trust Preferred
  ➢ Excess statutory surplus in insurance companies

❑ Bolstered Sales of Higher-Margin Specialty Products Through Acquisitions and Distribution Partnerships
  ➢ Investments in two agencies producing limited medical and hospital indemnity (HIP) for IHC
  ➢ Purchased PetPlace.com
  ➢ Invested in worksite marketing company
  ➢ Distribution deal with large national payers

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IHC Per-Share Value

❑ As market prices warrant, buy back shares of IHC
❑ Recent price levels:
  ❑ IHC book value $25.72 as of September 30, 2016
    ➢ Trading at 71 percent of book value*
  ❑ Russell 2000 Insurance: Life Index is at 87 percent of book value*
  ❑ NASDAQ Insurance Index is at 134 percent of book value*

*market price of $18.35 for IHC as of November 9, 2016

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IHC Results of Continuing Operations*

Year	Reported
Q3 2016 YTD	$0.83
2015[1]	$1.58
2014[2]	$0.83
2013[3]	$0.79
2012[4]	$1.05

1. The year ended 2015 includes a $6.7 million gain, net of tax, resulting from the deconsolidation of a subsidiary and corresponding joint venture transaction, and a $3.3 million gain, net of tax, on the sale of the infrastructure associated with the administration of substantially all of our individual life and annuity policies ceded in 2015.
2. The year ended 2014 was negatively affected by $7.1 million of losses before taxes in our major medical lines that are largely attributable to the requirements of ACA, and positively affected by an increase of $2.2 million, net of noncontrolling interest, for an increase in the deferred tax asset related to AMIC's federal net operating loss carryforward (NOL).
3. The year ended 2013 was negatively affected by $9.4 million of losses before taxes in our major medical lines that are largely attributable to the requirements of ACA.
4. IHC's 2012 results were positively affected by an increase of $4.6 million, net of noncontrolling interest, for an increase in the deferred tax asset related to AMIC's federal NOL.

* Results of operations for prior years have been adjusted for the effects of discontinued operations in order to conform to the 2016 financial statement presentation.

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 **THE IHC GROUP**

The graph below matches the cumulative five-year total return of holders of Independence Holding Company's common stock with the cumulative total returns of the Russell 2000 and the S&P 500 Life & Health Insurance Index. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2010 and tracks it through 12/31/2015.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*
Among Independence Holding Company, the Russell 2000 Index,
and S&P 500 Life & Health Insurance

*$100 invested on 12/31/10 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2016 S&P, a division of McGraw Hill Financial. All rights reserved.
Copyright© 2016 Russell Investment Group. All rights reserved.

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Current Strategy

- ❑ **Accelerate growth through significant market opportunity for higher margin, less capital intensive specialty benefit products**
  - ➢ Limited medical, HIP, dental, gap plans and STM
  - ➢ Pet insurance – high growth market in U.S.
  - ➢ DBL – significant growth potential in 2018 due to new law
  - ➢ Expansion of group life and disability through new distribution
- ❑ **Expand distribution channels**
  - ➢ Selling through BUCAs
  - ➢ Emphasize online sales and direct-to-consumer channels through direct agency, call center, HealtheDeals.com, PetPlace.com, HealthInsurance.org and AspiraAMas.com
  - ➢ Equity investments in agencies for preferred positioning of products
  - ➢ New group gap and limited medical distribution
- ❑ **Continue to safeguard our assets**
  - ➢ Strong, safe portfolio – overall rated AA
  - ➢ Short duration protects against inflation – 6.0 years
- ❑ **Continue to look for strategic investments while analyzing deployment of significant liquidity**

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THE IHC GROUP



Forward-Looking Statements

Certain statements in this presentation are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of IHC. Forward-looking statements by their nature address matters that are, to differing degrees, uncertain. With respect to IHC, particular uncertainties that could adversely or positively affect our future results include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in our news releases and filings with the Securities and Exchange Commission.

These uncertainties may cause IHC's actual future results to be materially different than those expressed in this presentation. IHC does not undertake to update its forward-looking statements.

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